25 Greens Hill Lane • Rutland, VT p. 802-772-2239

September 15, 2022

By EDGAR Submission

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Robert Babula and Sondra Snyder, Division of Corporation Finance

Re: Casella Waste Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 18, 2022
File No. 000-23211

Dear Mr. Babula and Ms. Snyder:

We are in receipt of the letter, dated September 1, 2022, from the staff of the United States Securities and Exchange Commission with respect to the above-referenced filing by Casella Waste Systems, Inc. Per our counsel’s communication with you, in order to ensure ample time to provide you with thorough responses, we anticipate providing a complete response to the comment letter no later than Thursday, September 29, 2022.

If you have any questions regarding the foregoing or otherwise, please do not hesitate to call me at (802) 772-2239.

Sincerely,
/s/ Edmond R. Coletta
Edmond R. Coletta
President and Chief Financial Officer

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